SPL
Innovate·Adapt·Excel

03022790

FILE NO.
82 - 34708

June 2, 2003

VIA FEDERAL EXPRESS

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

SUPPL

03 JUN -9 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V. / File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Press Release titled: "SPL WorldGroup Releases New Version of Popular Customer Management Software Marketed By PeopleSoft®" dated May 27, 2003; and
2. Additional information posted on the Company's internet website under the heading "CorDaptix: Product Overview", and titled: "The Best in Customer Management Just Got Better".

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

continued ....

dlw 6/19

h:\ak\myd\SEC\(10th subm) 06-02-03fdx.com

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
encls/4

cc: Robert A. Zuccaro, Esq.

FILE NO.
82 - 34708


Press Releases

FOR IMMEDIATE RELEASE

Contacts:
Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com



SPL WorldGroup Releases New Version of Popular Customer Management Software Marketed By PeopleSoft®

May 27, 2003, Morristown, NJ, USA — Building on the outstanding success of its customer management solutions, SPL WorldGroup has announced major enhancements in the product marketed by PeopleSoft® as the PeopleSoft Customer Information System.

"The new Release, 8.8, is about improving customer-focused business and operational performance," said SPL's Guerry Waters, chief technology officer and senior vice president of marketing strategy. "In addition, we've upgraded functionality in several key areas."

The product's new features:

- Ease learning, operating, and maintaining the software over the long term by moving to a browser-based 'thin' client user interface.
- Improve performance in both batch and online modes through new archiving capabilities. Archiving frees up the production environment, helping it run more efficiently; it also reduces online data storage requirements.
- Increase efficiency in fieldwork processes.
- Provide full product support for future billed products and services, including special start/stop considerations and revenue recognition control.
- Enhance usability to save user time, reduce input errors, and enhance data capture.

Through its relationship with PeopleSoft Inc. [Nasdaq: PSFT], SPL designed and developed Release 8.8 based on PeopleSoft's PeopleTools® version 8.4.

"PeopleSoft CRM and SPL Worldgroup have a successful history of providing pre-integrated customer information management solutions to the utilities industry," said Joe Davis, vice president and general

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82 - 34708

manager, PeopleSoft CRM.

"Our relationship brings vertical domain expertise together with best in class functionality to meet the unique business requirements of a dynamic industry."

Upgrading to Release 8.8 involves a move from a client/server architecture to a multi-tiered operating environment with a 'thin' browser user interface. To facilitate this move, SPL has developed special packages of optional services to assist customers with the migration.

###

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

Call 1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

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82 - 34708

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CorDaptix: Product Overview

The Best in Customer Management Just Got Better



You already know CorDaptix™ customer management is the best on the market... the standard of excellence in customer care. Now there's more! CorDaptix Release 1.5 offers:

Better Call Centers

- Reduce errors with interactive scripts that display step-by-step instructions for new tasks or tough customer questions.
- Speed up answers with financial portal zone.
- Shorten navigation time through screens with new context menus and trees.
- Reduce training costs and increase productivity with a single-screen view of workflow processes.

Better Services for Large Customers

- Ease handling of large accounts with new summaries and filters.
- Speed product and service quotes based on a customer's actual rates and conditions – and offer multiple scenarios for customers with multiple sites.
- Shorten navigation time through screens with new context menus and trees.
- Reduce training costs and increase productivity with a single-screen view of workflow processes.

Better Mass Market Solutions

- Amortized loan repayments.
- Cross-product discounts.
- Service credits for loyalty programs and capital credits programs of North American co-ops.
- Field service appointment scheduling and confirmation.

Better Tools

- A configuration lab for testing and migrating changes – with no re-keying.
- An archive engine that removes older transaction data from a production environment.

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82 - 34708

- A framework for easier navigation to reports.
- A Web self-service framework that enhances service offerings like auto pay, bill look-up, and meter self-read.
- Tools for custom portal zones that improve information access, reduce navigation, and lower training costs.

CorDaptix Customer Management from SPL WorldGroup: Raising the Bar in Product Excellence